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                                                                      Exhibit 19
Butler
Manufacturing
Company
SECOND
QUARTER
REPORT 1997
Six Months Ended
June 30, 1997
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO  64108

To Our Shareholders:

Butler's second quarter sales of $241 million were 25% higher than a year ago. Net earnings from operations were $5.7 million, compared with $5.8 million for the second quarter of 1996. Our total reported second quarter earnings of $19 million, or $2.46 per share, includes $13.3 million, or $1.72 per share, from the sale of our Grain Systems business on June 23.

Every business unit in the company except Grain Systems had increased quarterly sales, but operating income, as expected, was essentially flat.

For the first six months of this year, sales of $429 million were 16% higher than 1996. Year-to-date net operating earnings of $7.6 million, or $.99 per share, compared with net operating earnings of $9.1 million, or $1.18 per share, for the first half of last year.

Through the first five months of 1997, contract awards for new nonresidential building projects in the United States (as reported by F. W. Dodge) were up 3% based on square footage, and up 1% in dollar value, compared to 1996. Against this backdrop, our U.S. metal buildings business had a similarly modest increase in orders and achieved about 5% higher first half sales. Earnings, however, were lower, primarily because of changes in the mix of sales and slightly higher levels of price discounting in response to competitive conditions. Butler Real Estate successfully completed two major project sales in June which contributed significantly to quarterly and year-to-date earnings.

Our European metal building systems business continues to make excellent progress in dealer development and manufacturing and engineering productivity improvement. The business recorded a larger loss in the first half of 1997 than in the comparable 1996 period, due almost entirely to the strength of the British pound against the German mark. We are investing over $1 million to produce structural frames at our new facility in Hungary, which will lower fabrication and transportation costs and address currency translation concerns. Production is scheduled to commence late this year.

Sales activity at our new subsidiaries in China and Brazil is good, and backlog at both business units is on plan. We expect both operations to become profitable during the second half of the year.

The Vistawall Architectural Products business is having another excellent year. Six month sales were up 23% from a year ago, and profitability was also higher. In June we announced the acquisition of Modu-Line Windows, Inc. for about 192,000 shares of Butler stock having a market value of approximately $7 million, and paid approximately $4.5 million cash, which was used to retire Modu-Line's existing bank debt. This company is a long-established leading manufacturer of high quality architectural windows for the nonresidential building market.

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Modu-Line currently has annual sales of about $16 million, is highly synergistic with Vistawall's other products and distribution, and is expected to be accretive to Butler's earnings per share in 1997.

The sale in June of Butler's grain storage business was a corporate milestone, since this was one of the company's earliest and most recognized product lines. The business's many strengths and attractive profit economics made it appealing to the purchaser, CTB, Inc., whose primary business focus is on related agricultural products and markets. On the cash sale price of about $34 million, Butler recorded an after tax gain of $13.3 million, and realized net cash proceeds of about $23 million. This transaction further increases our ability to invest in our core building product businesses. The Board of Directors also authorized the repurchase of up to 800,000 shares of Butler stock (about 10% of the outstanding shares), replacing an earlier repurchase authorization of 500,000 shares.

Our total backlog on June 30, 1997 was $301 million, up 6% from a year ago. Product backlog was up 12% and construction backlog was down 15%. We expect a strong third quarter and second half for all of our businesses. However, because of larger than anticipated first half losses in Europe and the absence of Grain Systems in the second half, Butler's full year operating earnings will likely be slightly lower than the $3.35 per share we earned a year ago.

Cordially yours,

/s/ Robert H. West

Robert H. West
Chairman and
Chief Executive Officer

July 16, 1997
Butler Manufacturing Company